                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.1)*



                            ULTRALIFE BATTERIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 90 3899 10 2
                          --------------------------
                                 (CUSIP Number)



     Victoria Partners, L.P.                    (702) 367-9969
     Fertitta Enterprises, Inc.                 3360 W. Sahara Avenue, Suite 200
     Lorenzo J. Fertitta                        Las Vegas, Nevada  89102
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               November 15, 1996

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.




NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

------------------------------------
CUSIP NO.   90 3899 10 2
------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Victoria Partners L.P.

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 / /


--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Nevada
--------------------------------------------------------------------------------

   NUMBER OF     7   SOLE VOTING POWER
    SHARES
 BENEFICIALLY        355,700(1)
   OWNED BY      ---------------------------------------------------------------
    EACH         8   SHARED VOTING POWER
  REPORTING
  PERSON WITH        0
                 ---------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER

                     355,700(1)

                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          355,700(1)

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     / /
          SHARES*

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.4%(2)

--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                     SCHEDULE 13D

-------------------------------
CUSIP NO.   90 3899 10 2
-------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Fertitta Enterprises, Inc.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        N/A
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  / /


--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Nevada
--------------------------------------------------------------------------------

   NUMBER OF    7   SOLE VOTING POWER
    SHARES
 BENEFICIALLY       355,700(1)
   OWNED BY     ----------------------------------------------------------------
     EACH       8   SHARED VOTING POWER
  REPORTING
 PERSON WITH        0
                ----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER

                    355,700(1)

                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER


                    0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        355,700(1)

--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               / /
        CERTAIN SHARES*

--------------------------------------------------------------------------------

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.4%(2)

--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------------
CUSIP NO.   90 3899 10 2
-----------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Lorenzo J. Fertitta
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                         (b) / /


--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        N/A
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  / /

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------

   NUMBER OF     7   SOLE VOTING POWER
    SHARES
 BENEFICIALLY        355,700(1)
   OWNED BY      ---------------------------------------------------------------
     EACH        8   SHARED VOTING POWER
   REPORTING
 PERSON WITH         -0-
                 ---------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER

                     355,700(1)

                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        355,700(1)

--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               / /
        CERTAIN SHARES*


--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.4%(2)

--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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1    Of the shares of common stock, par value $0.10 per share ("Common Stock")
     of Ultralife Batteries, Inc. (the "Issuer") covered by this Statement, 135,700 shares are purchasable by Victoria Partners L.P., a Nevada limited Partnership ("Victoria Partners") upon exercise of an option (the "Option") purchased by Victoria Partners on December 22, 1995 and described in Item 5 of this Statement. Prior to the exercise of the Option, Victoria Partners is not entitled to any rights as a shareholder of the Issuer as to the shares covered by the Option. The Option may be exercised only on December 23, 1996.



2 Adjusted to reflect the issuance by the Issuer of 135,700 shares of Common Stock upon exercise of the Option as described herein.

          This Amendment No. 1 to Schedule 13D amends only the items indicated from the initial Schedule 13D dated October 25, 1996 (the "Initial Statement"). Unless specifically amended by this Amendment No. 1, the information in the Initial Statement remains unchanged. Capitalized terms used in this Amendment No. 1 without definition have the same meaning as in the Initial Statement.

          This Amendment No. 1 is being filed by the Reporting Persons to report that, as a result of a recent settlement transaction ("Settlement Transaction") with respect to the Option reported in the Initial Statement, the percentage of outstanding Common Stock beneficially owned by such Reporting Persons has decreased by more than 1%. The Initial Statement is amended as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          All of funds to be used in making the purchases described in the Initial Statement, if such purchases are made, will derive from funds of Victoria Partners. The aggregate amount of funds used in making such purchases, if such purchases are made, will be $3,240,000.


ITEM 5.   INTEREST AND SECURITIES OF THE ISSUER

          (A) As of the date of this Amendment No. 1 and as a result of the ownership of certain securities, the issuance of the Option and the Settlement Transaction, Victoria Partners and, as a result of its status as general partner of Victoria Partners, Fertitta Enterprises, and as a result of his authority to make investments on behalf of Victoria Partners, Mr. Lorenzo Fertitta, may be deemed to own beneficially 355,700 shares of the Issuer's Common Stock (approximately 4.4% of the outstanding Common Stock (2)). Of such amount, Victoria Partners directly owns 220,000 shares (approximately 2.7% of the outstanding Common Stock (2)) and has the right to acquire 135,700 shares (approximately 1.7% of the outstanding Common Stock (2)) at a price of $24.00 per share. Nothing herein shall be deemed to be an admission by any Reporting Person as to the beneficial ownership of any of such shares, and, prior to exercise of the Option, each Reporting Person disclaims beneficial ownership of all such shares.

                 The Option will expire automatically December 23, 1996. The Option is exercisable only on such date.

                 Except as set forth above, none of the Reporting Persons beneficially owns any shares of Common Stock of the Issuer.

          (B) Victoria Partners has sole voting and dispositive power with respect to the 220,000 shares of Common Stock it owns and, should it exercise the Option, would have sole voting and dispositive power with respect to the additional 135,700 shares of Common Stock that are the subject of the Option.

          (C) On November 15, 1996, Victoria Partners entered into the Settlement Transaction to partially close the Option with respect to 144,300 shares of the Common Stock subject to acquisition by Victoria Partners under the Option, in consideration of $0.01 per share.

          (D) No other person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the securities referenced herein.

          (E)    Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 1 - Joint Acquisition Statement (filed as Exhibit 1 to the Initial Statement and incorporated herein by reference).

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated as of the 27th day of November, 1996.

Victoria Partners L.P.


     By  Fertitta Enterprises, Inc.
         Its General Partner


         By  /s/ LORENZO J. FERTITTA
             -----------------------------------
         Name:  Lorenzo J. Fertitta
         Title:  President and Chief Executive Officer


Fertitta Enterprises, Inc.


     By  /s/ LORENZO J. FERTITTA
         ---------------------------------------
         Name:  Lorenzo J. Fertitta
         Title:  President and Chief Executive Officer


Lorenzo J. Fertitta


    /s/ LORENZO J. FERTITTA
-----------------------------------